Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company” or “NGP”) and its subsidiaries (together, “the Group”) for the three and six months ended December 31, 2011. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2011 and its unaudited consolidated interim financial statements for the three and six months ended December 31, 2011. The financial statements for the three and six months ended December 31, 2011 were prepared in accordance with IAS 34, Interim financial reporting and IFRS 1, First-time adoption of IFRS. Details of the adjustments made on conversion to IFRS are provided in note 31 of the interim financial statements.

All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is February 24, 2012. This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 21).

DESCRIPTION OF BUSINESS

NGP is an experienced geothermal energy company developing and generating clean, sustainable electrical power from geothermal resources in the United States. The Company has focused its activities in states with Renewable Portfolio Standards that require a minimum proportion of renewable power as part of their overall power supply. The Company operates the Faulkner 1 geothermal power plant, at Blue Mountain, owned by the Company’s subsidiary NGP Blue Mountain I LLC (“NGP I”), which was completed in October 2009. In addition, the Company holds leases on other properties in various stages of development: Three in Nevada (where the Blue Mountain power plant is also located), three in California’s Imperial Valley and a joint venture in Oregon.

Management believes that geothermal energy will play an expanding role in supplying future energy demand and that the value of electricity and environmental credits will increase in future years. Among sources of renewable power, geothermal is particularly attractive, since it provides base load electricity that is not dependent upon the weather (as is, for example, wind and solar power). The Company also evaluates other renewable power technologies, such as wind and solar, where they can complement the Company’s geothermal projects.

Generally, given the development of technology to date, a commercial geothermal resource comprises a hot underground water system at depths up to 10,000 feet and sometimes deeper. Electricity is generated from geothermal resources by using water or steam to either drive turbines directly or, in binary systems, to heat a lower boiling-point working fluid, such as pentane or butane, which in turn drives turbines, thereby creating renewable electric power. Cooled water is re-injected into the geothermal reservoir where it is reheated to be used again. Geothermal power plants require large investments in exploration, wellfield development and plant construction, but annual operating costs are low, resulting in strong cash flow from operations.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

OVERALL PERFORMANCE

The Group manages its business in the following segments: Blue Mountain power plant, Crump Geyser project, Other projects and Corporate. Please refer to the Results of Operations and Financial Summary section for details of segmental results.

Blue Mountain power plant

The Blue Mountain power plant is owned by the Company’s subsidiary NGP Blue Mountain I LLC (“NGP I”) and supplies energy to NV Energy (“NVE”) under a 20-year Power Purchase Agreement (“PPA”). Power production for the quarter ended December 31, 2011 averaged 29.3 MW (net). An auxiliary pump failure and resulting localized fire shut down production from one of the plant’s three power units for a period of time reducing net power production for the period. Production from well 14-14 is also currently being limited while awaiting the results of the current program of wellfield stimulation, optimization and testing. Power production during the comparative quarter ended December 31, 2010 averaged 33.5 MW (net).

Earlier modeling has suggested that plant inlet temperatures and power production will gradually decline over time unless mitigated though wellfield optimization and maintenance procedures. Consequently, one of the terms of its loan agreement with John Hancock Life Insurance Company (“John Hancock”) requires NGP I to constrain power production to the NVE PPA minimum (35 MW (net) in the 2011 calendar year declining 3% per year) until third party consultants provide a satisfactory resource report supporting higher production. The predicted temperature decline results from injection wells that are too close to production wells to provide time to re-heat recycled brine. The solution is more distributed injection and injection further from the current production wells. NGP I is currently conducting a program to stimulate and connect existing wells to enable a re-distribution of injection fluid. Re-distributing injection was and is thought to provide the best near term opportunity for increasing power output and decreasing the forecasted temperature decline. The ongoing mitigation plan is expected to be completed during the first calendar quarter of 2012. The long-term effects of the program will be determined once testing and updated modeling have been completed.

Blue Mountain funding structure

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

Financing for the Blue Mountain project is comprised of approximately $90.2 million senior debt provided by John Hancock to NGP I and a mezzanine loan, with a balance as at December 31, 2011 of approximately $86.0 million, provided by EIG Global Energy Partners (“EIG”) to NGP I’s holding company, NGP Blue Mountain Holdco LLC (“BM Holdco”). The John Hancock loan is supported by a United States Department of Energy (“DOE”) Financial Institutions Partnership Program (“FIPP”) guarantee. The FIPP program, supported by the 2009 American Recovery and Reinvestment Act (“ARRA”), is designed to facilitate long term financing for renewable energy development projects using commercial technology and applies to up to 80% of the loan amount. The EIG loan is repaid with cash flows available after servicing the John Hancock loan, and carries an interest rate of 14%, compared to 4.14% for the John Hancock loan.

Current resource forecasts predict that BM Holdco will not be able to service the EIG loan for the full loan term with the cash that will be available for distribution to BM Holdco after servicing the John Hancock loan. BM Holdco breached the EIG debt service coverage ratio (“DSCR”) covenant at December 31, 2011. The reduction in plant revenue caused by the factors discussed above has also reduced the cash available to service the EIG loan, and BM Holdco’s most recent interest payment on January 23, 2012 was not sufficient to cover the minimum 8% interest payment required under the loan terms. The Company does not expect to remedy the DSCR breach in the short-term and cash payments may continue to be below the minimum 8% interest payment required. EIG has not declared a default in respect of the breaches of the loan terms, but can do so once the current waiver expires on February 29, 2012, unless another waiver is obtained. Since the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date, the full loan balance is presented as a short-term liability in the financial statements. If the loan is placed in default it could result in the loss of the Group’s equity interest in the Blue Mountain project. The John Hancock loan continues to be presented as a long-term liability, since the repayment of the loan is not expected to be affected by the EIG loan situation.

The Company has recently employed Canaccord Genuity to assist the Company to determine strategic alternatives in the restructuring of its mezzanine debt and in the recapitalization of the Company. Negotiations with EIG regarding changes to their loan terms are continuing. As at December 31, 2011 and as at the date of these financial statements, the outcome of these activities is unknown and subject to considerable uncertainty. No cash from the Blue Mountain project, other than payment for services provided, is available to the rest of the Group until the EIG loan balance is paid down to a target level as defined in the agreement, which was $63.3 million at December 31, 2011. Under current loan terms, the Group remains dependent on its available cash and its ability to continue to raise funds to support corporate operations and the development of other properties.

Crump Geyser project

During the 2011 financial year the Company and Ormat Nevada Inc. (“Ormat”), formed a 50/50 joint venture company, Crump Geothermal Company LLC (“CGC”), for the development of the Crump Geyser project. Ormat is owned by Ormat Technologies Inc., a major NYSE listed (symbol “ORA”) vertically-integrated company primarily engaged in the geothermal and recovered energy power business. Ormat Technologies Inc. designs, develops, owns and operates geothermal and recovered energy-based power plants around the world and has more than four decades of experience in the development of environmentally-sound power, primarily in geothermal and recovered-energy generation. Under the agreement, Ormat provides financing and project management. CGC completed a deep, full-size development well at the Crump Geyser property during the last six months of the previous financial year. It encountered temperatures at the lower end of the commercial power generation range and intersected permeability that may allow the well to be used for injection. A follow-up drilling program began during the fourth quarter of the 2011 financial year and was continued during the quarter under review, with a second exploration well completed during October 2011. The follow-up drilling program has confirmed the existence of a 265ºF resource. Additional development well permits are in the approval process. Transmission line access studies and PPA negotiations are ongoing.

On October 29, 2009, the Company was granted $1.8 million in cost share funding for the Crump Geyser project by the DOE. The grant reimburses approximately 50% of qualifying expenditures, with phase I expenditures reimbursed at 80% and later expenditures at a lower rate. In addition, the project may be able to benefit from a grant under the ARRA, which provides an investment tax credit (“ITC”) of 30% of qualifying expenditures and an

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

option to elect a cash grant in its place if a plant is constructed and commercial operations achieved by December 31, 2013.

The second payment of $200,000 provided for under the joint venture agreement was received during October 2011. A third payment of $500,000 is due in October 2012, and an additional $1.7 million is due in October 2013, or upon the commercial operation date if earlier. Ormat may elect to terminate the agreement before completing its initial investment of $15 million, in which case Ormat’s interest reverts to the Group.

Other projects

During the 4th quarter of the 2011 financial year the Company purchased three properties in California’s Imperial Valley from Iceland America Energy (“IAE”) for approximately $680,000 cash and 6,074,069 shares. Work during the quarter under review focused on the New Truckhaven and Pumpernickel projects, and the Company is currently exploring various funding alternatives for these projects. Subsequent to the quarter end, the Company decided to focus its efforts in the Imperial Valley on the New Truckhaven project. A decision not to renew existing leases on the East Brawley and South Brawley projects will increase the cash available for the rest of the Group.

Corporate

The Group’s corporate head office is located in Vancouver, Canada. Under the current EIG loan terms discussed above, the rest of the Group can not access funds generated by the Blue Mountain project, and accordingly the Group is dependant on its corporate cash resources and its ability to raise additional cash to fund work on its other projects and corporate activities. Funding is also provided by government grants for the Crump and Pumpernickel projects, and current Crump activities are funded by Ormat. In order to conserve cash in current market conditions, the Company has reduced its expenditures on certain project development and other activities.

RESULTS OF OPERATIONS AND FINANCIAL SUMMARY

Results for the quarter ended December 31, 2011

For the three months ended	December 31, 2011	December 31, 2010	Variance	%
Net power production (MWh)	64,751	73,990	(9,239)	(12%	)
Revenue	$5,106,437	$5,779,830	$(673,393)	(12%	)
Gross profit	2,360,400	3,454,934	(1,094,534)	(32%	)
Resource property expenses	(79,227)	(118,338)	39,111	(33%	)
General and administrative expenses	(2,210,965)	(976,422)	(1,234,543)	126%
Operating profit	70,208	2,360,174	(2,289,966)	(97%	)
Net (loss) profit	(3,919,278)	328,792	(4,248,070)	(1,292%	)
Net (loss) profit per share (basic and diluted)	(0.03)	-	(0.03)	-
Cash from operating activities	1,377,209	2,729,156	(1,351,947)	(50%	)
Cash from (used in) investing activities	1,394,893	(425,412)	1,820,305	(428%	)
Cash used in financing activities	(11,000,613)	(4,516,873)	(6,483,740)	144%

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

For the three months ended	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenue	$6,326,960	$5,893,010	$5,223,669	$5,106,437
Gross profit	4,080,008	3,135,648	2,975,892	2,360,400
Gross profit %	64%	53%	57%	46%
Depreciation and amortization included in direct cost of energy production	1,311,700	1,338,964	1,224,032	1,259,901
Gross profit % excluding depreciation and amortization	85%	76%	80%	71%

Average power production for the quarter ended December 31, 2011 was 29.3 MW (net), compared to 33.5 MW (net) for the quarter ended December 31, 2010, as discussed in the “Overall performance” section. The reduction in power production resulted in revenue being $673,393 or 12% below the comparative quarter, and $117,232 or 2% below the quarter ended September 30, 2011. Gross profit was $1.1 million below the quarter ended December 31, 2010, due to the reduction in revenue, as well as due to the expensing of some wellfield testing costs that had previously been capitalized. The quarter also includes repairs and maintenance costs incurred after the auxiliary pump failure and resulting localized fire shut down production from one of the plant’s three power units for a period from mid-September 2011.

The Company did not incur significant resource property expenses during the quarter, with the exception of work on the New Truckhaven property and the costs associated with maintaining the property leases, which have increased compared to December 31, 2010 due to the acquisition of the three additional properties in the Imperial Valley. The second payment of $200,000 in respect of the sale of 50% of the Crump property was received during the quarter, which reduced resource property expenses. The first payment of $100,000 was received in the comparative quarter.

General and administrative expenses show an increase of $1.2 million over the comparative quarter, but the quarter ended December 31, 2010 included a fair value gain of $762,540 on the revaluation of the cash settled option whilst the current quarter includes an Alternative Yield Maintenance Premium (“AYMP” – similar to a make whole premium) of $721,130 in respect of a payment made on the EIG loan. This is offset by a reduction in share-based payment expenses from $434,412 in the quarter ended December 31, 2010 to $19,940.

The Group has recorded a net loss of $3.9 million or 3 cents per share for the quarter. The profit of $328,792 recorded in the comparative period was the result of a $2.9 million change of estimate adjustment made as a part of accounting for the EIG loan as well as a reduction in interest accretion recorded. The Company has since determined that it is not possible to make an estimate of the cash flows associated with the EIG loan at this stage, and accordingly similar adjustments have not been required in the current financial year.

Net profit for the three months ended December 31, 2010	$328,792
Reduction in revenue	(673,393)
Reduction in wellfield testing and stimulation costs expensed	(339,721)
Fair value gain on cash settled option included in quarter ended December 31, 2010	(762,540)
EIG loan AYMP included in quarter ended December 31, 2011	(721,130)
Reduction in share-based payment expense	414,472
Change of estimate adjustment in quarter ended December 31, 2010	(2,856,783)
Reduction in interest accretion	913,721
Other variances	(223,696)
Net loss for the three months ended December 31, 2011	$(3,919,278)

The Group generated $1.4 million cash from operations during the quarter, and realized $1.4 million from investing activities with the release of restricted cash. The $11.0 million cash outflow from financing activities

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

related to a capital repayment of the EIG loan ($4.8 million), interest paid on the EIG loan ($3.6 million), capital repaid on the John Hancock loan ($1.6 million) and interest paid on the John Hancock loan ($949,581).

Results for the six months ended December 31, 2011

Six months ended	December 31, 2011	December 31, 2010	Variance	%
Net power production (MWh)	130,961	149,055	(18,094)	(12%	)
Revenue	$10,330,106	$12,636,847	$(2,306,741)	(18%	)
Gross profit	5,336,292	7,304,863	(1,968,571)	(27%	)
Resource property expenses	(621,623)	(128,247)	(493,376)	385%
General and administrative expenses	(3,467,514)	(3,338,685)	(128,829)	4%
Operating profit	1,247,155	3,837,931	(2,590,776)	(68%	)
Net loss	(7,598,612)	(3,690,184)	(3,908,428)	106%
Net loss per share (basic and diluted)	(0.06)	(0.04)	(0.02)	50%
Cash from operating activities	3,991,408	5,737,202	(1,745,794)	(30%	)
Cash from (used in) investing activities	8,775,412	(17,147,580)	25,922,992	(151%	)
Cash used in financing activities	(16,563,021)	15,197,799	(31,760,820)	(209%	)

Revenue for the six months ended December 31, 2011 amounted to $10.3 million, compared to $12.6 million for the comparative period. The revenue for the six months ended December 31, 2010 included a settlement of $1 million in respect of an electrical incident during January 2010 which had shut down production for several weeks during January and February 2010. If the effect of the settlement is excluded, revenue is 11% below the comparative period. The pump failure and temperature reduction discussed above are the main reasons for the rest of the variance.

Resource property expenses for the six months amounted to $621,623, mainly due to spending on the North Valley and Truckhaven projects. During the comparative period, the Group focused on the Blue Mountain property, rather than other projects. General and administrative expenses increased by 4% compared to the comparative period, although the six months ended December 31, 2010 included an EIG loan prepayment fee of $1.5 million (compared to $721,130 included in the current period) and a gain on the revaluation of the cash settled option of $875,862 (compared to nil in the current period). There was also a reduction in the share-based payment expenses, partly offset by an increase in the non-capitalized portion of salaries and wages.

The increase in the net loss was significantly affected by the $3.5 million change of estimate gain recorded in the prior period as a part of accounting for the EIG loan, although this was offset by a decrease in the interest expense.

Net loss for the six months ended December 31, 2010	(3,690,184)
Reduction in revenue – settlement received in quarter ended December 31, 2010	(1,000,000)
Reduction in revenue – other reasons	(1,306,741)
Reduction in wellfield testing and stimulation costs expensed	(266,448)
Fair value gain on cash settled option included in six months ended December 31, 2010	(875,862)
EIG loan prepayment fee included in six months ended December 31, 2010	1,520,548
EIG loan AYMP included in six months ended December 31, 2011	(721,130)
Reduction in share-based payment expense	400,198
Change of estimate adjustment in six months ended December 31, 2010	(3,507,753)
Reduction in interest accretion	1,134,062
Reduction in contractual interest	1,065,419
Other variances	(350,721)
Net loss for the six months ended December 31, 2011	(7,598,612)

NGP I received $7.9 million in government grants during the six months under review, which was used to fund

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

capital and interest repayments made on the EIG loan.

Segmental results

Blue Mountain power plant

For the three months ended	December 31, 2011	December 31, 2010	Variance	%

Net power production (MWh)	64,751	73,990	(9,239)	(12%	)
Revenue from electricity production	$5,105,631	$5,772,830	$(667,199)	(12%	)
EBITDA*	2,506,676	5,333,329	(2,826,653)	(53%	)
Interest expense – John Hancock loan	1,357,309	1,408,377	(51,068)	(4%	)
Interest expense – EIG loan	2,591,215	3,380,033	(788,818)	(23%	)
Change of estimate – EIG loan	-	(2,856,589)	(2,856,589)	(100%	)
Net (lossr) profit	(2,733,335)	2,066,589	(4,799,924)	(232%	)

For the six months ended	December 31, 2011	December 31, 2010	Variance	%

Net power production (MWh)	130,961	149,055	(18,094)	(12%	)
Revenue from electricity production	$10,326,272	$12,629,847	$(2,303,575)	(18%	)
EBITDA*	6,276,670	8,625,666	(2,348,996)	(27%	)
Interest expense – John Hancock loan	2,736,372	1,847,630	888,742	48%
Interest expense – EIG loan	6,014,071	8,625,666	(2,950,457)	(33%	)
Change of estimate – EIG loan	-	(3,507,753)	(3,507,753)	(100%	)
Net loss	(5,033,801)	(1,411,804)	(3,621,997)	257%

As at	December 31, 2011	June 30, 2011	Variance	%

Cash & cash equivalents	$1,746,497	$3,781,035	$(2,034,538)	(54%	)
Property, plant and equipment	109,564,716	117,416,866	(7,852,150)	(7%	)
Long-term liabilities (including short-term portions)	149,664,262	157,163,250	(7,498,988)	(5%	)

* Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by IFRS. It is defined by the Company as operating profit excluding depreciation and amortization. The Company is including EBITDA in the segmental analysis because it is a key measure used by management to evaluate performance.

The EBITDA variances for Blue Mountain are the result of the revenue, wellfield expense, prepayment fee and cash settled option variances discussed above. Interest expense has been reduced, since the John Hancock loan was closed in September 2010.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

Crump Geyser project

For the three months ended	December 31, 2011	December 31, 2010	Variance	%

Consulting revenue	$806	$7,000	$(6,194)	(88%	)
EBITDA	185,263	144,514	40,749	28%
Net profit	185,263	144,514	40,749	28%

For the six months ended	December 31, 2011	December 31, 2010	Variance	%

Consulting revenue	$3,834	$7,000	$(3,166)	(45%	)
EBITDA	168,093	203,089	(34,996)	(17%	)
Net profit	168,093	203,089	(34,996)	(17%	)

As at	December 31, 2011	June 30, 2011	Variance	%

Cash & cash equivalents	$59,427	$42,885	$16,542	39%

The Crump Geyser joint venture is being accounted for using the proportionate consolidation method, and the results above reflect the Group’s 50% interest in the project, after the recognition of funding provided by Ormat and a government grant, both of which reduced expenses recognized. The net profit reported is the result of the receipt of the first payment of $100,000 from Ormat in the quarter ended December 31, 2010 and the receipt of the second payment of $200,000 the quarter ended December 31, 2011.

Other projects

For the three months ended	December 31, 2011	December 31, 2010	Variance	%

EBITDA	$(530,767)	$(446,107)	$(84,660)	19%
Net loss	(546,858)	(460,383)	(86,475)	19%

For the six months ended	December 31, 2011	December 31, 2010	Variance	%

EBITDA	$(1,378,999)	$(557,709)	$(821,290)	147%
Net loss	(1,411,971)	(583,484)	(828,487)	142%

As at	December 31, 2011	June 30, 2011	Variance	%

Cash & cash equivalents	$65,840	$113,384	$(47,544)	(42%	)
Property, plant and equipment	229,018	261,163	(32,145)	(12%	)
Resource property interests	2,263,732	2,263,732	-	-

Under the Company’s IFRS accounting policies, costs relating to the acquisition of resource properties are

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

capitalized, but costs relating to the exploration for and evaluation of resource properties are recognised in profit or loss. Development costs are capitalized once there is more certainty regarding the ability to complete a project at the specific site. Exploration costs had previously been capitalized under Canadian GAAP.

Corporate

For the three months ended	December 31, 2011	December 31, 2010	Variance	%

EBITDA	$(801,338)	$(1,421,950)	$620,612	(44%	)
Net loss	(824,348)	(1,421,928)	597,580	(42%	)

For the six months ended	December 31, 2011	December 31, 2010	Variance	%

EBITDA	$(1,274,607)	$(1,879,010)	$604,403	(32%	)
Net loss	(1,320,937)	(1,897,985)	577,052	(30%	)

As at	December 31, 2011	June 30, 2011	Variance	%
Cash & cash equivalents	$3,590,524	$5,524,147	$(1,933,623)	(35%	)

The main driver for the reduction in the loss is the reduction in the share-based payment expense discussed above.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net (loss) profit	Net (loss) profit per share (Basic and diluted)
Quarter ended
December 2011	$5,106,437	$(3,919,278)	$(0.03)
September 2011	5,223,669	(3,679,334)	(0.03)
June 2011	5,893,010	(2,347,723)	(0.02)
March 2011	6,326,960	(1,218,261)	(0.01)
December 2010	5,779,830	328,792	0.00
September 2010	6,857,017	(4,018,976)	(0.04)
June 2010	6,231,221	(3,679,944)*	(0.04)*
March 2010	2,963,744	(5,664,233)*	(0.06)*

* Canadian GAAP: These numbers have not been restated to IFRS

The quarter ended March 2010 was negatively affected by a plant outage, which was the subject of a settlement reached in the September 2010 quarter. The September 2010 quarter revenue includes the cash portion of the settlement of $1,000,000, but was also negatively affected by a pump replacement, leading to higher repairs and maintenance expenses. The quarter ended December 2010 was favourably affected by non-cash gains

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

(approximately $3.6 million) associated with changes in estimates relating to the EIG loan and a reduction in the value of the cash settled option that resulted from a downward revision of the longer term forecast of power production at Blue Mountain. The quarter ended March 2011 also includes a non-cash gain of $901,186 on the revaluation of the cash settled option and the quarter ended June 30, 2011 includes a further $1.1 million non-cash gain on revaluation of the cash settled option.

CAPITAL RESOURCES AND LIQUIDITY

At December 31, 2011 the Company had $5.5 million in cash and equivalents on hand, of which $1.6 million held by NGP I or BM Holdco is not available for use by the rest of the Group. Cash can not be distributed from the Blue Mountain project to the rest of the Group until the EIG loan balance is paid down to a target level as defined in the agreement, which was $63.3 million at December 31, 2011. As at December 31, 2011, BM Holdco owed $86.0 million to EIG. Unless the EIG loan can be restructured, the Company can not expect any cash, except payment for services, from the Blue Mountain project. The Company has received $300,000 from Ormat for its 50% interest in the Crump joint venture and anticipates receiving $500,000 during November 2012 and the remaining $1.7 million, subject to Ormat’s continued participation in the joint venture, during November 2013 or on the Commercial Operation Date, whichever is earlier. Accordingly, the Company’s ability to continue as a going concern is dependent on its available cash and its ability to continue to raise funds to support corporate operations and the development of other properties. The Company has taken steps to reduce its cash requirements, and has reduced cash expenditures on its projects, except for the Crump project which is currently being funded by Ormat, as discussed above.

The current mitigation program at Blue Mountain is being funded from reserve accounts with a balance of $1.2 million at December 31, 2011 set aside from the proceeds of the DOE guaranteed John Hancock loan. The cash generated by operations at the Blue Mountain plant is sufficient to service the John Hancock loan, but the Company is not able to service the EIG loan from the remaining cash under the Company’s latest power production forecast. Recent breaches of EIG loan terms, discussed above, led to the reclassification of the full EIG balance to short-term and accordingly the Company has a working capital deficiency of $69.3 million as at December 31, 2011. The Company and its advisors are working with EIG to restructure the loan, and EIG has provided the Company with a waiver which expires on February 29, 2012. Whilst management believe that an agreement will be reached, EIG will be in a position to exercise its security and obtain a 100% ownership interest in the Blue Mountain project if this is not the case.

Due to the uncertainty regarding the outcome of the discussions with EIG regarding potential changes to the loan terms and uncertainty regarding the outcome of the ongoing testing and stimulation program at Blue Mountain it is not possible to reliably forecast future cash flow. It is likely that the effect on the financial statements will be material when the uncertainty is resolved.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

Contractual obligations	Payments due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt *	$118,075,924	$9,627,662	$19,486,899	$18,465,394	$70,495,969
Long-term payables	434,297	276,979	157,318	-	-
Capital lease
obligations	31,766	9,530	19,060	3,176	-
Operating leases	945,372	234,422	449,200	261,750	-
Resource property leases	6,825,140	432,576	1,168,077	1,370,653	3,853,834
Work commitments	587,108	52,544	213,855	141,771	178,938
Purchase obligations	433,107	433,107	-	-	-
Total contractual obligations *	127,332,714	11,066,820	21,494,409	20,242,744	74,528,741

* Excludes the EIG loan, due to inability to forecast cash flow.

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include funding, personnel, consultants, and equipment.

BM Holdco breached the EIG DSCR on December 31, 2011, and made only a portion of the minimum interest payment required during January 2012. EIG has provided the Company with a waiver in respect of these breaches, but the current waiver expires on February 29, 2012. Company forecasts indicate the DSCR breach and minimum cash payment shortfalls will continue until power production increases and/or the EIG loan is restructured. Consequently, there is a risk that EIG will not provide the Company with a further waiver, in which case EIG will be in a position to declare a default and exercise its security, which could result in the loss of the Group’s equity interest in BM Holdco. Negotiations with EIG regarding changes to their loan terms are continuing, but there is no certainty that the Company and EIG will be able to reach an agreement.

Power production at the Blue Mountain plant has been negatively affected by a cooling of the production fluids, which is likely to continue unless the Company’s current mitigation plan is successful in reducing or reversing the current trend. Tracer testing needs to be completed and modeling updated before the effect of the mitigation plant can be estimated. The long-term success of the mitigation program will to a large extent depend on the degree of connection between the resource and the injection wells placed in service under the mitigation program. If the mitigation program is not successful, there is a possibility of breaching John Hancock loan covenants at some point in the future. If a breach of John Hancock loan covenants is forecasted at any time during the loan term this may result in cash that would otherwise be paid to EIG being trapped, to either pay down the John Hancock loan or fund resource remediation work.

Under the John Hancock loan, the Company agreed to limit power production to the PPA minimum in order to manage reservoir temperature decline until third party consultants support higher sustainable production. Accordingly, the Company continues to nominate minimum PPA power production, a reduction of 3% per year: 35 MW (net) during 2011 and 33.95 MW (net) for calendar 2012. If the current mitigation program or future wellfield work is successful in increasing the power production outlook above the PPA minimum, NVE waivers

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

and/or PUC approval may also be necessary before power production and delivery can be increased.

Under its PPA, NGP I is required to provide at least 95% of the nominated power production to NVE. If this is not done, NGP I must compensate NVE if NVE’s replacement costs rise above the PPA price. NGP I may not be able to supply the minimum PPA requirement at all times but, at present, Management believes no liability in respect of replacement costs would be incurred. In addition, NGP I is required to supply a minimum number of portfolio credits (“PCs” which are similar to Renewable Energy Credits (“RECS”)) to NVE during a contract year, and is required to pay PC replacement costs if the minimum number of credits is not supplied. Currently, no 2012 shortfall is forecast.

Under a letter agreement between the Company and Ormat relating to the joint venture for the development of the Crump project, Ormat will finance 100% of the initial development activities on the project. After the initial development expenses are complete, the parties will each be responsible for financing their 50% share of costs, although the Company can borrow under a bridge financing facility from Ormat for all or part of the Company's share of costs up to $15 million. Ormat has the right to withdraw from the project prior to completing its initial $15 million development expenditure obligation. In this event, Ormat’s 50% interest in the project reverts to the Company, and the unpaid portion of the $2.5 million payment to the Company is no longer due. There will, however, not be any reimbursement to Ormat in respect of their expenditures on the project. Any bridge loans extended to NGP by Ormat will mature on the earlier of obtaining third party non-recourse financing or upon achieving commercial operations, with an additional 90 day extension for any portion of bridge debt to be repaid from proceeds of a cash grant. There is a risk that NGP will be unable to make its pro-rata payments when due, which would result in a dilution of NGP’s equity interest. If NGP is diluted, it will have an option to reinstate its 50% ownership position up to the date of commercial operation of the power plant. In no event will the NGP's ownership interest be diluted below 20%.

The Company and Ormat intend to apply for a 30% ARRA cash grant in 2014. The project must be in commercial operation by December 31, 2013 in order to qualify for the grant, and there is a risk that this may not be achieved.

The Company is dependant upon raising equity to support development of its other projects. Each project involves minimum lease payments and work commitments. In the event the Company is unsuccessful raising funds in a timely fashion there is a risk project leases will terminate. The Company has recently employed Canaccord Genuity to help determine strategic alternatives in restructuring the EIG loan and recapitalizing the Company. It is unlikely that the Company will receive any funds from its projects beyond payment for services rendered to NGP I and CGC. In order to conserve cash, we have reduced our expenditures on certain project development and other activities. The curtailment on the development of certain projects may cause a delay in the execution of our business plan. The Company depends on additional capital raises to fund ongoing operations. Although we have been successful in obtaining financing in the past, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such financing could result in a material adverse effect, delay or indefinite postponement of further exploration and development of our projects with the possible loss of such assets. Further, any additional financing by the Company may subject existing shareholders to substantial dilution.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favourable tax incentives, grants, loan guarantees and investment tax credits, changes in technology, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

As a result of cash collateralizing the NVE letters of credit and funding loan reserve accounts the Company holds large investments with Bank of the West, an A+/A-1 (S&P) rated Western US bank (approximately $4.1 million), and Wilmington Trust Co, a A/A-1 (S&P) rated US bank (approximately $7.0 million). The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any material impediment to its interest in these properties.

RESOURCE PROPERTY INTERESTS

As at December 31, 2011, the Company’s resource property interests were comprised of the following:

Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca. NGP I has leased the geothermal mineral interest in 17 land sections covering 17.7 square miles (11,319 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and Blue Mountain Research and Development LLC. The Company holds a 100% geothermal mineral working interest, and is entitled to explore, develop, and produce any geothermal resources located on the property. At the property, a shallow thermal anomaly covers 10 km² (4 mi²). Royalty payments comprise approximately 1.2% of revenue, rising to approximately 1.8% in 2020.

On October 10, 2009, the Company declared substantial completion of its power plant at Blue Mountain and began operation. Since start-up, the Company has completed several additional wells, amongst which were two wells funded by the John Hancock/DOE loan. The Company is continuing in its effort to optimize and increase power production.

The Company, together with its resource consultants, have incorporated new well data, current test results and field operating history into an updated reservoir model, and have developed a mitigation plan to further redistribute injection and reduce the rate of temperature decline. Funds set aside at the time of the John Hancock financing are being used for this work, which involves making use of existing unused wells. Field tests and computer simulation modeling have been used, pipeline construction has been completed and injection has commenced. The Company anticipates that the redistributed injection will moderate observed temperature declines in production wells. Tracer testing will start in March 2012, after which reservoir modeling will be updated by GeothermEx.

The Company has also recently completed a comprehensive report on the geology of the area, which identified new drilling targets that have the potential to increase power production to the originally estimated level of more than 40 MW (net). The proposed drilling program would require approximately $20 million in new funding and would, if successful, enable the use of the excess production capacity of the existing Faulkner 1 plant. Production increases require approvals from NVE, the senior debt holder and possibly other regulatory agencies, such as the Nevada Public Utilities Commission. GeothermEx has been engaged to independently assess the proposed development project.

Blue Mountain Wind Project

Although the Company's business and primary focus will continue to be on new geothermal power development, the Company is assessing the feasibility of developing a wind project to take advantage of wind in Desert Valley adjacent to Blue Mountain, where there is readily available land with excellent road access, existing power project infrastructure and excess power line capacity connecting the site to the power grid.

The Company has acquired lease options and wind development rights on 11 square miles of undeveloped private land in central Desert Valley immediately west of the Blue Mountain Geothermal Project. Two widely-spaced wind measurement towers, SoDAR measuring equipment, data logging and satellite data transmission equipment were installed in January 2011 to determine wind velocities and other characteristics through January

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

2012. Results to date indicate steady wind that is commercially marginal. The final report summarizing the results is expected late February 2012.

Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 11 square miles (6,942 acres). The project is located approximately 48 km (30 miles) east of the town of Winnemucca. A 19 km (12 mile) transmission line is required to connect the property to the 120kV line at the Kramer Hills substation to the north. A 1 ½ square mile portion of the leases was acquired from Ormat under an agreement that provides the Company preferred power plant equipment pricing, provides Ormat a right of first refusal to supply the equipment, and provides Ehni Enterprises Inc. an overriding royalty of 0.5% of revenue from the acquired lands.

Previous work on the property dates back to 1974 when Magma Power Company drilled a 920 meter (3,071 ft) well offsetting the hot springs and intersecting fault structures bearing geothermal fluid at depth. The temperature on the bottom was reported to have been 135°C (275°F) with the last 90 meters (300 ft) having a thermal gradient of 160°C/km. Resistivity, seismic, gravity and magnetometer surveys have been completed over all the leased land to define specific drill targets. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate a maximum geothermometry of 220°C (428°F). Current drilling targets are expected to be in the 170°C (338°F) range. Seven thermal gradient wells were completed between 2005 and 2008. Several of these wells revealed temperature gradients higher than 100°C/km outlining a strong thermal anomaly over a large area. The Company has three development size wells recently permitted (68-4, 64-4, and 45-4) on private land.

Phase I and II Transmission Interconnection Studies are complete and the Company is in the queue for necessary transmission rights. In late 2010 construction of a development well pad was completed and conductor casing was installed in the wholly private, south half of section four. Work has been ongoing in preparation for future drilling, including preparing plans of operation and an application for a federal unit. A DOE grant was transferred from North Valley to Pumpernickel Valley, and work under the grant has commenced with planning and preparation for cultural and biological surveys, which will lead to permitting activities and National Environmental Policy Act (“NEPA”) review, including biological and archaeological/cultural surveys. These initial permitting requirements are expected to lead to sub-soil gas sampling by approximately mid 2012.

North Valley Project – Washoe and Churchill Counties – Nevada

The Company has a total of 10 square miles (6,273 acres) of both private land and federal land including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Geophysical surveys and approximately 20 Phillips Petroleum drill holes from the early 1980’s have outlined a large thermal anomaly with gradients over 200°C/km over 26 km² (10 mi²). Right of way approval was granted by the BLM in July and a thermal gradient observation well was completed during August 2011, intersecting intensely altered, layered and faulted volcanic rocks and a subsurface temperature gradient of 285ºC/km. Future plans include further improvements to access roads and investigation of additional surface exploration methods, including geophysical procedures, a study to assess very shallow ground temperature distributions and further geological mapping.

Crump Geyser Geothermal Project – Lake County – Oregon (Joint venture)

During the 2011 financial year, the Company and Ormat Nevada Inc. (“Ormat”) formed a 50/50 joint venture company, Crump Geothermal Company LLC (“CGC”), for the development of the Crump Geyser project.

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon, and consists of leases totalling

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

11 square miles (7,205 acres) of private land. The private leases are subject to a royalty of 3.5% of gross revenues and a third party consulting firm has estimated an inferred 40 MW (net) geothermal resource (90% probability). Additional state land leases totalling 24 square miles (15,389 acres) were acquired during the quarter ended September 30, 2011. Environmental studies and a NEPA review by the DOE are complete and the DOE has given authorization to proceed to Phase II drilling, partially funded by an approximately $1.8 million matching grant from the US DOE under the ARRA.

A development test well completed to 5,000 feet in early 2011 has undergone production and injection tests. It encountered temperatures at the lower end of the commercial range (maximum temperature 130ºC, 265ºF), and intersected permeability that may allow it to be used for injection. A Phase I report has been approved by DOE, and approval to move to Phase II cost-shared drilling has been granted. In addition, Ormat completed the first exploration well (well 38-34) to 3000 feet in June 2011. A second exploration well (35-34), partially funded through the DOE program, was completed during October 2011 and has confirmed the existence of a 265ºF resource. A third exploration well site has been permitted and may be drilled in conjunction with the DOE program. Four well sites are also in the process of receiving approval from the Oregon Department of Geology and Mineral Industries (“DOGAMI”), the Army Corps of Engineers and Oregon Department of State Lands for sites determined to be in a wetland. Additionally, a “push-core” shallow temperature survey of approximately 10 sites down to approximately 100 feet depth has been completed to better define the reservoir extent and support well siting. Ormat is currently performing feasibility work on the construction of a plant utilizing the 265ºF resource that has already been confirmed.

Edna Mountain Project – Humboldt County - Nevada

The Company acquired federal geothermal leases covering an 11 square mile (7,072 acre) parcel of land on Edna Mountain during the 2010 financial year. It is located a few miles northeast of the Pumpernickel Valley project, two miles south of interstate Highway 80 and nine miles west of the Valmy coal-fired power plant owned by NVE and Idaho Power.

Field exploration and other research indicates a favourable geological and structural setting, significant evidence of past and present hydrothermal activity associated with extensional faulting, and a thermal anomaly indicated by two geothermal prospect wells that is significantly larger than previously recognized.

During the quarter ended September 30, 2011, an exploration program commenced with a two-metre temperature survey to map the shallow thermal anomaly, which will enhance our understanding of the distribution of fluid flow on the property. Data from the survey is currently being processed and interpreted. Further work planned includes detailed geological mapping, geophysical surveying and thermal gradient drilling.

New Truckhaven Project – Imperial Valley - California

The Company acquired Federal and private leases covering a 9.3 square mile (5949 net mineral acres) parcel of land in the Imperial Valley, California from IAE during the second calendar quarter of 2011. The property is located on the west side of the Salton Sea in a largely undeveloped area accessible by Highway 86 and intersected by an Imperial Irrigation District transmission line.

The Imperial Valley is one of the world's premier geothermal areas and the New Truckhaven property covers a broad thermal anomaly identified in shallow and 1500-ft deep gradient holes and two deep production test holes. The deep test wells encountered temperatures from 350-375°F (177-190°C) across permeable intervals between approximately 3000 and 6000 feet depth, and a maximum bottom hole temperature of 394°F. Thermal gradient and deep test well data is supplemented by extensive gravity, seismic, carbon dioxide soil-gas flux, magnetotelluric, magnetic, and resistivity studies conducted between 1979 and 2009. NGP has identified reservoir delineation and confirmation drilling targets and is preparing permit applications. NGP is evaluating multiple sources of water supply, transmission line access points, and the regional market for PPAs. These activities are part of an overall feasibility study for the project.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

East Brawley Project and South Brawley Project – Imperial Valley – California

The Company also acquired from IAE private geothermal leases covering six square miles (3843 net mineral acres) of land at East Brawley, California and a 50% leasehold on three square miles (1920 acres) of private land at the South Brawley geothermal area. Subsequent to the quarter end, the Company decided not to renew its leases on the East Brawley and South Brawley properties.

TRANSACTIONS WITH RELATED PARTIES

The Group’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Group and consist of the Board of Directors and the Executive management team.

	For the three months ended		For the six months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Key management compensation
Short-term employee benefits & directors fees	$192,060	$188,627	$389,499	$377,081
Share-based payment	4,881	152,230	10,334	152,536
Consulting fees (non-executive directors)	14,831	91,282	54,128	641,070
Joint venture (CGC)
Consulting revenue	806	7,000	3,834	7,000

Consulting costs for the six months ended December 31, 2010 primarily resulted from success fees paid to a director in connection with arranging the John Hancock loan.

Balances owing to (by) related parties:

	December 31, 2011	June 30, 2011	July 1, 2010

Key management personnel	$36,353	$47,266	$71,693
Joint venture (CGC)	(27,201)	(7,734)	-

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2011, the Company has provided, as operating security, $3.8 million in letters of credit to NVE under the revised terms of the 20-year PPA. NVE letters of credit are cash collateralized by deposits at Bank of the West, a US bank.

Under the terms of its loan with John Hancock the Company has provided reserve funds (included in restricted cash) of approximately $5.1 million for a debt service reserve, as well as additional reserves for drilling expenditure, plant maintenance and property tax. Under the John Hancock loan terms if the forecast DSCR falls below 1.45 the Company must fund a third party approved plan to restore the coverage ratio, either from higher power production or loan repayment.

Following the PPA Commercial Operation Date (“COD”), on November 20, 2009, the Company has an obligation to pay NVE its replacement power cost above the PPA price, for any shortfall in the supply of power and/or

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event or an NVE emergency.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration.

The Company will continue to assess opportunities as they arise, and as a part of the review of strategic options available to the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future. The most significant areas of estimation are the following:

Estimates of the useful lives and residual values of property, plant and equipment and intangible assets

The Group depreciates or amortizes its property, plant and equipment and intangible assets over their estimated useful lives. The actual lives of these assets can vary depending on a variety of factors, including geothermal resource characteristics and management, technological innovation and maintenance programs.

Residual values are estimated as the amount the Group would currently obtain from disposal of the asset if the asset were already of the age and condition expected at the end of its useful life.

Impairment of assets

Property, plant and equipment, intangible assets and resource property interests are assessed for impairment at the end of each reporting period. The identification of impairment indicators as well as determination of assumptions used in impairment tests involve significant judgement. Determining the cash flows expected from the Company’s Blue Mountain plant involves estimates regarding future profitability, future capital spending and electricity prices, amongst others.

Classification of CGC as a joint venture

The classification of CGC as a joint venture is based on the contractual arrangement in place, which details the roles and responsibilities of the joint venture partners, as well as the management committee that has been established.

Estimate of future cash flows associated with the EIG loan

The long-term liabilities are accounted for using the effective interest method. This method requires that future cash flows associated with the liability be estimated. In the case of the EIG loan, there is no specific amortization schedule associated with the loan, since the repayment is based on available cash from the Blue Mountain project, as more fully described in note 16 to the financial statements. The EIG loan terms include a debt service covenant of 1.4:1. This debt service covenant was breached at December 31, 2011. In addition, the interest

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

payment of $625,428 made in January 2012 was less than the minimum cash payment required. EIG has provided the Company with a waiver in respect of these breaches, but the waiver will expire on February 29, 2012 at which time EIG will have the right to demand payment or exercise its security. In addition, under the Company’s current power production forecast, the Company is not able to service the EIG loan for the full loan term. Accordingly the Company has entered into negotiations with EIG regarding a potential change of the loan terms. As at the date of these financial statements, the outcome of these negotiations is unknown, and subject to considerable uncertainty. Under normal circumstances, the Company would update its estimate of the future cash flows associated with the EIG loan, resulting in a gain or loss on change of estimate being recognized in the income statement. As at the end of June 2011, the Company has however determined that it is not possible to make a reliable estimate of the cash flows associated with the loan. This is still the case, and accordingly the Company has continued to use the forecast that was in place when the last reasonable estimate was possible. Changes in the estimates relating to future cash flows can change the amount of the liability reflected on the balance sheet, as well as the interest expense included in the income statement.

Cash settled option

The fair value of the cash settled option is based on the expected value of the Blue Mountain project at the time of the exercise of the option, and is determined using a valuation model. The model incorporates assumptions regarding future profitability, future capital spending, interest rates and electricity prices, amongst others. None of these inputs can be estimated with certainty, and changes in the assumptions can have a material effect on the value of the cash settled option. The fair value of the cash settled option was reduced to zero at June 30, 2011 due to the current expectation that the Company will not be able to service the EIG loan for the full loan term without higher power production and / or a restructuring of the loan terms.

The calculation of the fair value of the asset retirement obligation

The ultimate amount of the site restoration and reclamation costs that will have to be incurred is uncertain due to uncertainty regarding the extent of the liability and the costs that will have to be incurred to settle the liability. In addition, the timing of the settlement of the obligation is uncertain.

The calculation of the stock-based compensation expense

The calculation of stock-based compensation expense using the Black-Scholes model includes assumptions regarding inputs such as the expected life of options, the expected volatility of the Company’s share price and the expected dividend yield. None of these can be determined with certainty.

Determining the realizable amount of future income tax assets

The Company has not recognized a future income tax asset in respect of its non-capital losses carried forward for tax purposes, since it is not considered more likely than not that these future income tax assets will be realized.

The calculation of the fair value of warrants

The amounts included in the financial statements in respect of the Share purchase warrants, Finders’ warrants and EIG warrants were calculated using a Monte Carlo simulation. The value of the warrants was determined using a Monte Carlo simulation model rather than the Black-Scholes model due to the accelerated exercise of warrants based on price, which leads to uncertainty regarding the expected life of the warrants. The Monte Carlo simulation also included inputs such as the volatility of the Company’s share price and the expected dividend yield. None of these can be determined with certainty.

Recognition and measurement of contingent liabilities

Under the terms of its PPA with NVE, NGP I is liable for the replacement cost of power under certain circumstances, particularly if production falls below the minimum specified in the PPA. This liability only arises if

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

the replacement cost is above the contract price. In addition, NGP I is liable for the replacement cost of PCs if the contractual minimum is not supplied. NGP I has cash collateralized letters of credit in favour of NVE in respect of these contingent liabilities.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Adoption of IFRS

The Company prepared its financial statements for the quarter ended December 31, 2011 in accordance with IFRS. The Company’s consolidated financial statements for the year ending June 30, 2012 will be its first annual financial statements prepared in accordance with IFRS. For all periods up to and including June 30, 2011 the Company prepared its financial statements in accordance with the previous Canadian GAAP. The Company’s transition date to IFRS is July 1, 2010. The interim consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its annual consolidated financial statements for the year ending June 30, 2012. Amounts in the consolidated financial statements for the year ending June 30, 2012 may ultimately differ from the numbers presented in this note if new standards are adopted prior to June 30, 2012 or the Company modifies the choices made with regard to its accounting policies under IFRS.

The comparative numbers presented have been restated to IFRS, except where otherwise indicated. Details of the effect of the change are presented in note 31 to the consolidated financial statements for the quarter ended December 31, 2011. The main changes are as follows:

Recognition and measurement of Resource property interests

The most significant difference between the previous Canadian GAAP accounting policies and the IFRS accounting policies relates to the criteria for the recognition and measurement of resource property interests. The Company reviewed the guidance available in IFRS and selected a policy whereby costs relating to the acquisition of resource properties are capitalized, but costs relating to the exploration for and evaluation of resource properties are recognised in profit or loss when incurred if costs relate to expenditure on activities undertaken with the prospect of surveying geothermal areas where exploitation probability is uncertain. Development costs relating to geothermal properties are capitalized under the policy. Under the IFRS policy selected, a significant part of the carrying amount of resource property interests including amounts that have been transferred to wellfield (included in property, plant and equipment), would not have met the criteria for capitalization. The result of the change was to reduce the cost of property, plant and equipment carried on the balance sheet by approximately $47.0 million and to reduce the carrying value of resource property interests by approximately $4.3 million as at June 30, 2011 (July 1, 2010 - $1.4 million). The change has resulted in a reduction of the depreciation expense, but an increase in resource property expenses included in the income statement.

Asset retirement obligations

Asset retirement obligations are treated as provisions under IFRS, whereas Canadian GAAP included rules specific to asset retirement obligations. The change has resulted in an increase in the liability recognized and in the corresponding amount included in property, plant and equipment for the Blue Mountain project, resource property interest for the ARO recognized upon acquisition of the New Truckhaven project and operating expenses for AROs arising in projects were expenses are not yet capitalized. The increase arose primarily as a result of the use of different discount rates.

Foreign currency translation reserve

The foreign currency translation reserve has been reset to zero as at date of conversion, as allowed by IFRS 1, First-time Adoption of International Financial Reporting Standards.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

Joint venture accounting

The recognition of deferred gains relating to contributions from other joint venture partners is not allowed under IFRS. Accordingly, the funding of current CGC activities by Ormat reduces the amount included in resource property expenses in the income statement. The Company expects to continue to use proportionate consolidation to account for joint ventures until the 2014 financial year, at which point IFRS 11, Joint Arrangements becomes effective for the Company. IFRS 11 requires joint venture to be accounted for using the equity method.

Cash flow statement

The main changes to the cash flow statement are that spending on resource properties that had previously been capitalized and included in investing activities is now included in operating activities if expensed, and that interest payments that were previously included in operating activities under Canadian GAAP are now included in financing activities (except for interest capitalized, which remains in investing activities).

Future changes in accounting policies

IAS 12: Deferred Tax: Recovery of Underlying Assets

The amendment deals with the treatment of property, plant and equipment measured under the revaluation model in IAS 16 or investment properties measured using the fair value model in IAS 16 and is not expected to have a material effect on the Company’s consolidated financial statements. The amendment is required to be applied for periods beginning on or after January 1, 2012.

IFRS 9, Financial Instruments
IFRS 10, Consolidated Financial Statements
IFRS 11, Joint Arrangements
IFRS 12, Disclosure of Interests in Other Entities
IFRS 13, Fair Value Measurement
IAS 19, Employee Benefits (amended 2011)
IAS 27, Separate Financial Statement (amended 2011)
IAS 28, Investments in Associates (amended 2011)

The standards and amendments listed above are required to be applied for periods beginning on or after January 1, 2013. The adoption of the above standards is not expected to have a material effect on the Company’s consolidated financial statements, with the exception of IFRS 11, Joint Arrangements. IFRS 11 requires that the equity method be used to account for joint ventures in consolidated financial statements. The Company currently uses proportionate consolidation to account for its interest in CGC. The impact of this change will depend on the status of the project at the time the new accounting policy is adopted, and cannot be determined at this stage.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivable, available for sale financial assets, accounts payable and accrued liabilities, long-term payables, long-term liabilities, lease obligations and the cash settled option. Long-term liabilities, lease obligations and long-term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

The cash settled option was revalued to zero during the 2011 financial year to reflect lower power production at Blue Mountain. An increase in the estimated future plant production or a restructuring of the EIG loan terms could result in an increase in the estimated future fair value of the BM Holdco equity, which would result in an increased liability in respect of the cash settled option. Fair value adjustments to the cash settled option are included in operating profit.

Long-term liabilities are initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method. Under normal circumstances, the Company would have updated its estimate of the future cash flows associated with the EIG loan to reflect the lower power production forecast, resulting in a gain or loss on change of estimate being recognized in the income statement. As at the end of June 2011 and December 31, 2011, the Company has however determined that it is not possible to make a reliable estimate of the cash flows associated with the loan. Accordingly the Company has continued to use the forecast that was in place when the last reasonable estimate was possible. The Company will continue to record interest based on this estimate until the uncertainty is resolved, at which time the adjustment to the financial statements could be material.

The John Hancock and EIG loans both have fixed interest rates, and are accordingly subject to fair value interest rate risk, rather than cash flow interest rate risk.

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the NVE letter of credit and funding reserve accounts for the John Hancock loan, the Company holds a large investment in certificates of deposit at Bank of the West, an A+ / A-1 (S&P) rated western US bank and a money market fund at Wilmington Trust Co, an A/A-1 (S&P) rated US bank.

The Group does not have any hedging activities.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares without par value, 25,000,000 first preferred shares without par value, and 25,000,000 second preferred shares without par value. Refer to Note 21 of the financial statements for the three months ended December 31, 2011 for more information. As of the date of this report, the Company had 122,410,573 common shares, 7,987,500 stock options and 26,175,000 warrants outstanding with various exercise prices, terms and exercise dates.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 157,573,073 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Mr. Paul Mitchell to provide Investor Relations.

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the three months and six months ended December 31, 2011

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date -and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the unaudited interim financial statement for the three months ended December 31, 2011, the audited financial statements for the year ended June 30, 2011, the 2010 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.